VERUS INTERNATIONAL, INC.

9841 Washingtonian Blvd., #390

Gaithersburg, MD 20878

August 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Danilo Castelli
Lilyanna Peyser

Re:	Verus International, Inc.
Registration Statement on Form S-1
Filed June 7, 2019
File No. 333-232017

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Verus International, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2019 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 filed June 7, 2019

General

1. Please update the financial statements and other financial information in the filing to include the interim period ended April 30, 2019.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

2. We note that your common stock is presently quoted on the OTC Pink and that selling stockholders intend to sell their shares at prevailing market prices or at privately negotiated prices. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which selling shareholders will offer and sell their shares for the duration of the offering.

Response:

The Company has revised the Registration Statement to indicate that effective as of July 17, 2019, its common stock is quoted on the OTCQB.

Sincerely,

Verus International, Inc.

/s/ Anshu Bhatnagar
By:	Anshu Bhatnagar
Title:	Chief Executive Officer